LiveWire Group, Inc.
3700 West Juneau Avenue
Milwaukee, WI 53208
August 19, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Bradley Ecker

Re:	LiveWire Group, Inc.
Registration Statement on Form S-3
File No. 333-289699
To the addressees set forth above:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of LiveWire Group, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on August 21, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ryan Maierson at (713) 546-7420 or, in his absence, Shawn Quinn at (212) 906-4685.
Thank you for your assistance in this matter.

Very truly yours,

LIVEWIRE GROUP, INC.

By:	/s/ Allen Gerrard
Allen Gerrard
General Counsel

cc:	Jennifer Hoover, LiveWire Group, Inc.
Ryan Maierson, Latham & Watkins LLP
Shawn Quinn, Latham & Watkins LLP